Policy on Gifts and Entertainment

Appendix 10.1b

Invesco Hong Kong Limited

Policy on Gifts and Entertainment

1.	It is required that all Invesco personnel adhere to the highest standards of ethical conduct, including sensitivity to actual or apparent conflicts of interest. The provision or receipt of gifts or entertainment can create, or can have the appearance of creating, conflicts of interest. In addition, Invesco’s clients and their personnel may be subject to similar restrictions regarding the receipt of gifts or entertainment.

2.	This Policy establishes minimum standards to protect Invesco. If the laws or regulations establish higher standards, we must adhere to those standards.

3.	For purposes of this Policy, a “Gift” is anything of value given (1) by the Company or its personnel to a Business Associate (as defined in section 5 below), or to a member of such a person’s immediate family, or (2) by a Business Associate to any Invesco personnel, or to a member of such a person’s immediate family. Gifts may include, but are not limited to, personal items, office accessories and sporting equipment (e.g., golf clubs, tennis rackets, etc.). For purposes of this Policy, Gifts also include charitable contributions made to or at the request of a Business Associate. For purposes of this Policy, Gifts do not include promotional items of nominal value (e.g., golf balls, pens, etc.) that display the logo of Invesco, or of the Business Associate.

4.

“Entertainment” involves attendance at activities, including but not limited to meals, sporting events, the theatre, parties or receptions, and similar functions. Entertainment requires the presence of both Invesco personnel and the Business Associate; unless personnel from both entities attend, the activity constitutes a Gift. The value of Entertainment includes the cost of the activity itself (for example, the cost of tickets or a meal), as well as the cost of any related activities or services provided (such as prizes, transportation, and lodging in connection with the event). Entertainment does not include research or analysts meetings provided by issuers and attended by investment personnel or industry educational events sponsored by

Policy on Gifts and Entertainment

industry groups, so long as such events are for educational or research purposes. All Invesco personnel also should keep in mind that regulators may attempt to treat entertainment as “gifts” for compliance purposes, particularly where the entertainment appears excessive in value or frequency.

5.	“Business Associate” shall mean any person or organisation that provides services to Invesco, that may do business or is being solicited to do business with Invesco or that is associated with an organisation that does or seeks to do business with Invesco.

6.	The providing or receiving of any Gift or Entertainment that is conditioned upon the Company doing business or not doing business with the Business Associate or any other person are strictly prohibited.

7.	Gifts. An employee may not retain a gift received from a Business Associate without the approval of the Compliance Department or Invesco’s Code of Ethics Compliance Group. Reporting and approval are required for gifts received during festive seasons, including Christmas dinner sponsor, mooncakes, hampers, and flower and fruit baskets.

8.	Under no circumstances, the value of gift given or received should exceed HKD 1,600 per individual annually. In other words, each individual employee may (a) give gifts up to HKD 1,600 in value to each individual Business Associate in a calendar year and (b) receive gifts up to HKD 1,600 in value from a Business Associate in a calendar year. If the value of the gift received is not able to be determined, professional judgment should be used to determine the value of the gift. Should the value exceed HKD 1,600, it should be returned to the donor, passed to the Human Resources or donates to the charity. Prior approval from the Compliance Department is not necessary. However, post approval from the Compliance Department is required. If the gift is not giving to any particular person, the gift shall be passed to Human Resources Department and distributed to the staff on a raffle basis. The gift limit is applied to each individual office.

9.

Employees may not give, and must tactfully refuse, any gift of cash, a gift certificate or a gift that is substantially the same as cash. Notwithstanding this requirement, employees may give or receive Lai-See (red envelopes) at Lunar New Year of an amount not more than HKD 200 each. In case the amount is more than HKD 200, the case must be reported to the Head of Department and the local Head of Compliance. Due to Chinese custom, it may be difficult to return the Lai-See. Therefore, the full amount should be donated to a charitable

Policy on Gifts and Entertainment

organization in Hong Kong, and the Business Associate be informed of the donation.

10.	Gifts should not be given to an employee of any securities firm which is making a public offering of a fund advised by Invesco nor given in connection with the acquisition of a new client by Invesco.

11.	Entertainment. Each employee is expected to use professional judgment, subject to review by his or her supervisor, in entertaining and in being entertained by a Business Associate.

12.	Provided that the employee and Business Associate both attend, an employee may accept from a single business partner, or provide to a single person or a Business Partner for Entertainment of value up to HKD 9,300 in a calendar year. Under no circumstances, the value of the entertainment should exceed HKD 3,100 per individual per event. Prior approval from the Compliance Department is not necessary. However, post approval from the Compliance Department is required. If the event of the entertainment such as movie tickets is not giving to any particular employee, the event of the entertainment shall be passed to the Human Resources Department and distributed to the staff on a raffle basis. The entertainment limit is applied to each individual office.

13.	For gifts and entertainment received from or provided to Business Associate, each employee is required to report through the automated review system as referred to in the Code of Ethics adopted by Invesco Hong Kong Limited within 30 calendar days after the day of event, except when such timeline is unattainable for justifiable reason.

14.	The relevant information required is set out in the relevant section(s) of the aforesaid automated review system. Approval request will not be accepted if there is missing information.

15.	Approval from the Compliance Department is required before gift and entertainment expenses will be reimbursed by Finance. Review will be performed on a regular basis to test reimbursements for compliance approval.